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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                                 1-13415
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                                                                 SEC FILE NUMBER

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                                                                 CUSIP NUMBER



                           NOTIFICATION OF LATE FILING


(Check One): [] Form 10-K [] Form 11-K [] Form 20-F [x] Form 10-Q [] Form N-SAR

        For Period Ended:  June 30, 1998

        [ ] Transition Report on Form 10-K
        [ ] Transition Report on Form 20-F
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR

       For the Transition Period Ended:  _________________________

              Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

              If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Notification relates to entire filing.


                          Part I-Registrant Information

Full name of Registrant: Consolidated Resources Health Care Fund II

Former name if applicable:  Not applicable.

Address of principal executive office: 1175 Peachtree Street, Suite 710

City, State and Zip Code: Atlanta, Georgia 30361



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                         Part II-Rule 12b-25 (b) and (c)

              If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [x]

              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

              (b) The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               Part III-Narrative

              State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

              The Registrant has experienced a delay in completing the financial statement and Management's Discussion and Analysis portions of its Form 10-Q for the fiscal quarter ended June 30, 1998, which delay could not be overcome without unreasonable effort and expense, as a result of the following:

              During the last month, a change in ownership occurred with respect to the Managing General Partner of the Registrant resulting in replacement of certain officers of the Registrant. As a result, the new officers and owner have been unable to finalize the transition to them of all information regarding the Registrant's performance during the second quarter in a timely manner to enable them to prepare and verify the financial statements for the Form 10-Q. The transition and verification of information will be completed within the time period described in this Form 12b-25.

                            Part IV-Other Information

              (1) Name and telephone number of person to contact in regard to this notification:

              John F. McMullan, Chief Financial Officer   Phone:  (404) 873-1919
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              (2) Have all other periodic reports required under Section 13 or
15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [x] Yes  [ ] No

              (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [ ] Yes  [x] No

              If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                   Consolidated Resources Health Care Fund II
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                By:     /s/ John F. McMullan
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                                   Name: John F. McMullan
                                   Title: Chief Financial Officer, Welcare
                                   Service Corporation - II, Managing General
                                                  Partner

Date: August 14, 1998
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